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<u>Codie Sanchez - YT 1</u>



But why is looking to own a business important anyway..

Well... it's the biggest difference between YOU and the average millionaire

Because did you know the average millionaire has at least 7 streams of income

...and I'm willing to guess that's more than you.

In fact, the average American has just one income stream.

But how do you go from one to 7 income streams?

Am I suggesting you go and start 6 new companies?

Probably not.

You slowly stack…

You can take one business to start from this video but if you still don't feel ready…

… what you could do before starting a business is invest on platforms…


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9:56 / 32:23
Business 2

If you can't buy real estate outright the Fundrise Flagship Fund allows you to invest in real estate for $10 or $100 (show flagship fund page)

























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FUNDRISE FLAGSHIP FUND
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Real estate values have been largely crushed by record-breaking interest rate hikes. For arguably the first time since 2008, even blue-chip real estate assets are available at a discount. That's why the Fundrise Flagship Fund is expanding its $1.1B private real estate portfolio.
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10:14 / 32:23 • Business 2
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Wealth preservation


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Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing.
This and other information can be found in the Fund's prospectus fundrise.com/flagship.
Read them carefully before investing. #flagshipfundmarketing

Thanks to Fundrise Flagship Fund for sponsoring this video! Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/ct. Read them carefully before investing. #flagshipfundmarketing